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Hummingbird Labs

Laboratory

Grand Rapids, MI 49501
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Data Room
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 2× for the next $50,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Hummingbird Labs is seeking investment to buildout facilities, equipment purchases and operations. The demand for safety compliance facilities greatly exceed the supply in Michigan. The state produced $1.79 billion in cannabis revenue in 2021, all that product had to be tested for potency and contaminants before being sold. Hummingbird Labs will help ease the burden on the cannabis supply chain.
First LocationGenerating Revenue

Hummingbird Laboratories, LLC is a Safety Compliance Facility that offers cannabis testing services in the State of Michigan. We are a full-service Safety Compliance Facility (testing lab) offering a one-stop solution where our customers can be guaranteed they are in full compliance with all regulatory requirements.

Our mission is to ensure the safety and quality of all cannabis products tested. By having their products tested by Hummingbird Labs, growers and processors will have a Certificate of Analysis that their products are effective and safe for use, guaranteeing a positive user experience each time. The Michigan Medical Marijuana Act of 2008 (MMMA), and the Michigan Regulation and Taxation of Marihuana Act of 2018 (MRTMA) for Adult-Use mandate all legal cannabis products be tested to determine potency and to ensure product safety. We offer full compliance testing for growers and processors under Michigan Cannabis Regulatory Agency (CRA) standards.
A CONVERSATION WITH DR PAUL KING
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We are Hummingbird Labs. West Michigan's premier cannabis testing laboratory.

STRATEGIC BUSINESS OVERVIEW
THE TEAM
Paul K. King, M.D.
CEO

Dr. Paul King is the founder and CEO of Hummingbird Laboratories LLC, a safety compliance laboratory designed to provide testing of cannabis products. Dr. King is a board-certified neurosurgeon, who practices general neurosurgery in Atlanta, Georgia. Dr. King graduated from Michigan State University College of Human Medicine, and completed a Neurosurgery residency at Henry Ford Hospital. Dr. King has served as President and Chairman of the Board of Directors of the Atlanta Medical Association; board of directors of the Medical Association of Atlanta. He is a member of numerous professional organizations. He also has served on the editorial board of Clinical Neurosurgery

Glen Clanton
Co-founder

With more than 30 years in corporate America at AT&T, Hewlett Packard, Hitachi and Lockheed Martin, Glen Clanton has gained invaluable insight as to what makes individuals and organizations more efficient and effective. While working with both public and private entities, in the areas of sales, marketing, corporate training/facilitation, and business management, expertise and knowledge has been gained.

Glen holds a Master of Science Degree in Administration from Central Michigan University, and a Bachelor of Arts Degree in Business Administration from Michigan State University. He is certified as a Green Belt in Six Sigma and a member of American Society of Training and Development (ASTD).

Paul K. King II
CFO

Paul K. King, II is an innovative leader with more than 20 years of experience in directing organizations through complex financial and business analysis providing decision support that empowers executives to make informed decisions. Paul has served in various leadership roles at Proctor & Gamble, Sprint Nextel, AT&T, and ATN International. He holds a BS degree in Chemical Engineering from Tuskegee University and received his Masters of Business Administration in Finance from the Kelley School of Business at Indiana University

Gayle King
Co-founder

Gayle King is an educator and entrepreneur with over 40 years of experience, specializing in program development and program optimization. Before co-founding Hummingbird Labs, she served in leadership positions with The Emerald Group, Educational Resources, LLC, The Salvation Army, Metro Atlanta Neurosurgery Foundation, The Charles Wright Museum of African American History and Michigan Consolidated Gas Company. As a special project consultant, Gayle has provided services to Morehouse School of Medicine, The National Black Arts Festival, Rollins School of Public Health at Emory University, and the Michigan Department of Agriculture, among others. She has a background in educational technology sales, training, and implementation planning. Her extensive professional experiences have led her to build strategic partnerships with both private and public sector organizations. She holds a Bachelor of Arts degree Cum Laude in Urban Economics and Education, and a Master of Arts degree in International Mass Media, both from Michigan State University. This Michigan native currently resides in Atlanta Georgia.

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
equipment purchase $180,500
operating capital $118,828
buildout $170,672
Mainvest Compensation $30,000
Total $500,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $0 $6,000,000 $6,600,000 $7,260,000 $7,986,000
Cost of Goods Sold $225,000 $450,000 $496,000 $544,500 $598,950
Gross Profit $-225,000 $5,550,000 $6,104,000 $6,715,500 $7,387,050

EXPENSES

Operating Expenses $1,668,550 $3,379,800 $4,064,775 $4,320,449 $4,598,809
Operating Profit $-1,893,550 $2,170,200 $2,039,225 $2,395,051 $2,788,241
This information is provided by Hummingbird Labs. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2020 Balance Sheet
2020 Income Statement
2021 Balance Sheet
2021 Income Statement
One Pager.pdf
Investment Round Status
Target Raise $500,000
Maximum Raise $1,000,000
Amount Invested $0
Investors 0
Investment Round Ends September 30th, 2022
Summary of Terms

Legal Business Name Hummingbird Mi Laboratories, LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $50,000 invested
2×
Investment Multiple 1.7×
Business's Revenue Share 4%-8%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2027
Financial Condition
No operating history

Hummingbird Laboratories, LLC was established in July 2019. We are pre-revenue accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Financial liquidity

Hummingbird Laboratories is in the early stages of the funding efforts. Additional capital investment opportunities are being pursued that may involve both debt and equity vehicles. This should be considered a long-term investment.

Historical milestones

Hummingbird Labs has been operating since July 2019 and has since achieved the following milestones:

Pre-qualified for a safety compliance license in Michigan

The property has been secured to build out the lab facility at 1001 S. Division SE Grand Rapids, Michigan

Plan to hire a chief science officer and select a lab equipment vendor.

Risk Factors

CANNABIS IS ILLEGAL UNDER FEDERAL LAW. THIS MEANS THAT THE BUSINESS IS UNDER THREAT OF CRIMINAL LIABILITY AND ASSET FORFEITURE. INVESTORS MAY ALSO BE SUBJECT TO POTENTIAL CRIMINAL PENALTIES.

Because cannabis is federally illegal, investing in cannabis businesses could be found to violate the federal Controlled Substances Act. Not only can investors and company directors or management be indicted under federal law, all of the assets they contribute to a cannabis business (and even to an ancillary cannabis business), including real property, cash, equipment, and other goods, could be subject to asset forfeiture because cannabis is still federally illegal.

There are conflicts in Federal and State regulations related to cannabis.

Federal regulation and enforcement may adversely affect the implementation of adult use/medical Cannabis laws and regulations may negatively impact our revenues and profits. The state laws conflict with the federal Controlled Substances Act, which makes cannabis use and possession illegal on a national level. If the federal government determines that such laws should be enforced strictly, it could cause significant financial damage to the Company and its shareholders.

Again, cannabis remains illegal under federal law. It is a Schedule I controlled substance. Even in those jurisdictions in which the use of medical cannabis has been legalized at the state level, its prescription is a violation of federal law. The United States Supreme Court has ruled in United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that the federal government has the right to regulate and criminalize cannabis, even for medical purposes. Therefore, Federal law criminalizing the use of cannabis trumps state laws that legalize its use for medicinal purposes. At present, the states are maintaining existing laws and passing new ones in this area. A change in the federal attitude towards enforcement could have a negative effect on the industry, potentially ending it entirely. Laws and regulations affecting the cannabis industry are constantly changing, which could detrimentally affect our proposed operations. Local, state, and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. In addition, it is possible that regulations may be enacted in the future that will be directly applicable to our business. We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Banking Difficulties

The cultivation, sale, and use of cannabis are illegal under federal law. Therefore, many banks do not accept for deposit funds from the drug trade and therefore would not be able to do business with the Company. As such, the Company and its wholly owned entities may have trouble finding a bank willing to accept their business. There can be no assurance that banks currently or in the future will decide to do business with cannabis growers or retailers, or that in the absence of legislation state and federal banking regulators will not strictly enforce current prohibitions on banks handling funds generated from an activity that is illegal under federal law. This may make it difficult for the Company to open accounts, use the service of banks and otherwise transact business, which in turn may negatively affect the Company.

Despite rules issued by the United States Department of the Treasury mitigating the risk to banks that do business with cannabis companies permitted under state law, as well as guidance from the United States Department of Justice, banks remain wary to accept funds from businesses in the cannabis industry. Since the use of cannabis remains illegal under Federal law, there remains a compelling argument that banks may be in violation of Federal law when accepting for deposit, funds derived from the sale or distribution of cannabis. Consequently, businesses involved in the cannabis industry, including us, continue to have trouble establishing and maintaining banking relationships. An inability to open and maintain bank accounts may make it difficult for us and our customers to do business. In addition, our inability to maintain a bank account has resulted in our holding large sums of cash. Although we store our cash in a secure safe, we are exposed to a greater risk of theft.

THERE MAY BE DIFFICULTIES IN ADMINISTERING REPAYMENTS AND REPAYMENT MECHANISMS MAY VARY

Because banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company and likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via Automated Clearing House (ACH) transfers, and may need to rely on other sources, such as personal checks and/or third party financial applications. These other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions. To further clarify, repayments will not be processed by Mainvest or its affiliates. Instead, the Company will be responsible for facilitating all repayments and it is possible the Company may have difficulties in organizing and facilitating these future repayment obligations.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Hummingbird Laboratories to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Hummingbird Laboratories operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Hummingbird Laboratories competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Hummingbird Laboratories' core business or the inability to compete successfully against other competitors could negatively affect Hummingbird Laboratories' financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Hummingbird Laboratories' management or vote on and/or influence any managerial decisions regarding Hummingbird Labs. Furthermore, if the founders or other key personnel of Hummingbird Laboratories were to leave Hummingbird Labs or become unable to work, Hummingbird Laboratories (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon an assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Hummingbird Laboratories and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Hummingbird Laboratories is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Hummingbird Laboratories might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Hummingbird Laboratories is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Hummingbird Laboratories

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Hummingbird Labs' financial performance or ability to continue to operate. In the event Hummingbird Laboratories ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Hummingbird Laboratories nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Hummingbird Laboratories will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Hummingbird Laboratories is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Hummingbird Laboratories will carry some insurance, Hummingbird Labs may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Hummingbird Laboratories could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Hummingbird Laboratories' financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Hummingbird Labs' management will coincide: you both want Hummingbird Labs to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Hummingbird Labs to act conservatively to make sure they are best equipped to repay the Note obligations, while Hummingbird Labs might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Hummingbird Labs needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Hummingbird Labs or management), which is responsible for monitoring Hummingbird Labs' compliance with the law. Hummingbird Labs will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Hummingbird Labs is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Hummingbird Labs fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Hummingbird Labs, and the revenue of Hummingbird Labs can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Hummingbird Labs to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Limited Operating History

Hummingbird Labs is a newly established entity and has no history for prospective investors to consider.

Real Estate Risk

Hummingbird Labs is in the process of securing property where operations will be conducted. Should negotiations stall this could delay the timing of the project.

Changes in Economic Conditions Could Hurt Hummingbird Labs

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Hummingbird Labs's financial performance or ability to continue to operate. In the event Hummingbird Labs ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

This information is provided by Hummingbird Labs. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Hummingbird Labs isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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